UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLYECO, INC.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

38000P 10 4
(CUSIP Number)

Philip Magri, Esq. The Sourlis Law Firm 130 Maple Avenue, Suite 9B2 Red Bank, NJ 07701 (954) 303-8027
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 38000P 10 4

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RALPH M. AMATO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.37%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

The security upon which this report is based is the common stock, par value $0.0001 per share, of GlyEco, Inc., a Nevada corporation (the “Issuer” or “Company”), with its principal place of business located at 4802 East Ray Road, Suite 23-196, Phoenix, Arizona 85044.

Item 2. Identity and Background.

(a) Name: This statement is filed by Ralph M. Amato (also referred to as the “Reporting Person”)

 (b)  Personal Residence Address:

2098 Cherry Creek Circle
Summerlin, NV 89135

(c) The Reporting Person is Founder and Chief Executive Officer of Ventana Capital Partners, Inc., a consulting firm located at 5782 Caminito Empresa, La Jolla, CA 92037.

 (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On November 28, 2011, the Company consummated a reverse triangular merger (the “Merger”) intended to constitute a tax-free reorganization within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended, pursuant to an Agreement and Plan of Merger, dated  November  21, 2011 (the “Merger Agreement”), with GRT Acquisition, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Global Recycling Technologies, Ltd., a Delaware corporation and privately-held operating subsidiary (“Global Recycling”).

Pursuant to the Merger Agreement, the Company cancelled 63,000,000 of the 70,000,000 shares of common stock held by Ralph M. Amato, the Chief Executive Officer, President and Chairman of the Company prior to the Merger. Upon the consummation of the Merger, the Company had an aggregate of 21,626,241 shares of common stock issued and outstanding.

Ralph M. Amato was the sole officer and director of the Company prior to the Merger. Upon the consummation of the Merger, Mr. Amato resigned as a director and executive officer of the Company.

Item 4. Purpose of Transaction

The Reporting Person owns shares of the Issuer’s securities for investment purposes only.  The Reporting Person will review his investment in the Issuer’s Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Person may determine to:

● acquire additional Common Stock through open market purchases or otherwise;

● sell Common Stock through the open market or otherwise; or

● otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the Reporting Person will take any such actions.

Item 5. Interest in Securities of the Issuer

(a)  Aggregate number and percentage of the class of securities beneficially owned:

The Reporting Person owns an aggregate of 7,000,000 shares the Issuer’s common stock.  The Reporting Person’s beneficial ownership represents approximately 32.37% of the Issuer’s common stock as of November 28, 2011.

(b)  Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:

7,000,000

Shared Power to or to Direct the Vote:

0

Sole Power to Dispose or to Direct the Disposition of:

7,000,000

Shared Power to Dispose or to Direct the Disposition of:

0

(c)  Transactions in the securities effected during the past sixty days: See Item 3.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 8, 2011, Global Recycling Technologies, Ltd., a subsidiary of the issuer effective November 28, 2011, entered into a Consulting Agreement with Ventana Capital Partners, Inc. (“Ventana”). Ralph M. Amato is the Founder and CEO of Ventana. The term of the Consulting Agreement is for two years and can be terminated subject to the cancellation provisions in the agreement. Ventana will assist the Company in obtaining additional capital and facilitating investor relations, communications and public relations to investors.

In consideration of the services provided by Ventana, Ralph M. Amato retained 7,000,000 shares of 70,000,000 shares of the Company’s common stock. For financing transactions the Company agrees to pay a fee of ten percent (10%) of the transaction plus ten percent (10%) warrant coverage equal to the total amount of the funding plus a three percent (3%) non-accountable expense allowance.

Item 7. Material to Be Filed as Exhibits.

10.1	Consulting Agreement, dated April 8, 2011, between Global Recycling Technologies, Ltd. and Ventana Capital Partners, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2011

By: /s/ Ralph M. Amato
Ralph M. Amato